Exhibit 99.31

GOLD X2 MINING INC.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

This Management’s Discussion and Analysis (“MD&A”) is dated August 27, 2026, and presents the financial condition and results of operations of Gold X2 Mining Inc. (“GoldX2” or the “Company”) for the three and six months ended June 30, 2026. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025 (the “Financial Statements”) and related notes thereto. In addition, this MD&A should be read in conjunction with the audited annual consolidated financial statements and the relates notes for the years ended December 31, 2025 and 2024. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”), and all figures are reported in Canadian dollars unless otherwise indicated.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations.

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer of the Company, and a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this MD&A.

DESCRIPTION AND OVERVIEW OF BUSINESS

Gold X2 is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Gold X2 currently holds title to the Moss Gold Project, Huronian Project, Hillcrest Project, Bluffpoint Project, an option to earn into the Vanguard Project, Coldstream Project, and Star Lake Project located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

As of the date of this MD&A, the Company’s Board of Directors consists of the following: Tom Obradovich (Chairman), Michael Henrichsen, David Stone, Shawn Khunkhun, Joanna Pearson, Kyle Hickey and Brad Cornborough.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.goldx2.com.

2026 Strategic and Corporate Highlights

•	Effective July 29, 2026, the Company completed a 6-for-1 share consolidation. All share, stock option, compensation option, restricted share unit (“RSU”), warrant and per share amounts have been retroactively restated to reflect the share consolidation.

•	On July 15, 2026, the Company announced its intention to create, and subsequently spin-out, a 1.00% Net Smelter Royalty (“NSR”) on any potential future mineral production at the Moss Gold Project. The NSR will initially be placed in a wholly-owned subsidiary (“SpinCo”). The intention is for the shares of SpinCo to be distributed to the shareholders of Gold X2 at a time to be determined by Management and the Board of Directors. It is expected that the distribution will be completed pursuant to a plan of arrangement (the “Arrangement”), under the Business Corporations Act (British Columbia). The Arrangement will be subject to TSX Venture Exchange (“TSXV”), regulatory, court and shareholder approval, the execution of the definitive agreements in respect of the NSR and the Arrangement and customary closing conditions.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

•	On July 15, 2026, the Company announced it has commenced the regulatory and administrative steps required for listing on the NYSE American. This strategic initiative is part of the Company’s goal to broaden its investor base, increase trading liquidity, enhance visibility among North American institutional investors and provide U.S. retail investors with better access to the Company’s shares. The listing remains subject to completion of these steps and approval by the NYSE American.

•	On July 9, 2026, the Company announced the appointment of Mr. Brad Cornborough to its Board of Directors. Mr. Cornborough is a lawyer who has extensive experience with capital projects, regulatory matters and First Nations engagement, across the mining, forestry and transportation sectors.

•	On April 2, 2026, the Company announced the appointment of Mr. Amiel Blajchman as Vice President, Sustainability. Mr. Blajchman will oversee the execution of the Company’s commitment to responsibly advance the Moss Gold Project. Mr. Blajchman brings more than 20 years of experience advancing mining and resource development projects across Canada and internationally.

•	On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 3,966,667 units of the Company at a price of $5.70 per unit for total gross proceeds of $22,610,000 and 2,777,778 charity flow-through common shares at a price of $7.40 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date of issue to acquire one additional common share at a price of $8.52 per share. On February 26, 2026, the Company completed the second tranche of a non-brokered private placement and issued 9,832,158 charity flow-through common shares at a price of $7.50 for gross proceeds of $72,738,301. The total premium received from both tranches on the charity flow-through common shares issued was determined to be $25,194,650. The gross proceeds from the sale of the charity flow-through shares will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project.

The financing included significant participation from AngloGold Ashanti, which upon closing, had acquired 9,832,158 common shares representing approximately a 9.9% equity interest in the Company, alongside another strategic investor; AngloGold Ashanti entered into an investor rights agreement providing participation and top-up rights and collaboration through a joint technical committee. Separately, Hess Capital acquired 3.97 million units, with proceeds supporting project advancement and consulting services to be provided post-closing.

•	On January 26, 2026, the Company announced the results of its Preliminary Economic Assessment (the “PEA”) and updated Mineral Resource Estimate (“MRE”) for its 100% owned Moss Gold Project.

•	On January 12, 2026, the Company entered into a definitive agreement with Sky Gold Corp. to acquire, in stages, up to 100% of Sky Gold’s interest in an option agreement over the 10,540-hectare Star Lake Project, located approximately 23 km east of the Company’s Moss Gold Project in the Shebandowan Greenstone Belt, Ontario, which would increase Gold X2’s total regional land package to 48,455 hectares. The Company may earn a 50%, 75%, and ultimately 100% interest through staged consideration comprising assessment credits, exploration expenditures, cash payments, and share issuances to Sky Gold and the underlying local prospector, with Stage 1 obligations required by March 14, 2028, and no time limits on subsequent stages. Upon earning 100% of the option interest, Gold X2 will have the exclusive right to acquire 100% of the mineral rights, subject to a retained 2% net smelter return royalty held by the local prospector, which may be repurchased for $3 million, and minimum annual advance royalty payments of $20,000 from 2030 to 2033.

•	On February 19, 2026, the Company entered into an amendment agreement with Sky Gold establishing minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $5.40 per the Company’s share and $0.085 per Sky Gold share. All shares issued are subject to a four-month hold period, no finders’ fees are payable, and the transaction is at arm’s length.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

2026 ACQUISITION AND EXPLORATION HIGHLIGHTS

Moss Gold Project

Preliminary Economic Assessment and Mineral Resource Estimate

On January 26, 2026, the Company announced the results of its Preliminary Economic Assessment (the “PEA”) and updated Mineral Resource Estimate (“MRE”) for its 100% owned Moss Gold Project.

•	Base Case (US$2,750/oz Au, US$35.00/oz Ag, $1.34 USD/CAD): After-tax NPV5% of $2.232 billion, IRR of 22.1% and payback of 3.2 years.

•	Long-Term Consensus Gold Price (US$3,137/oz, US$37.74/oz Ag, $1.35 USD/CAD): After-tax NPV5% of $3.152 billion, IRR of 28.1% and payback of 2.5 years.

•	Spot Gold Price (US$4,600/oz, US$90.00/oz Ag, $1.35 USD/CAD): After-tax NPV5% of $6.578 billion, IRR of 48.6% and payback of 1.0 years.

•	PEA results reflective of the potential for a top 10 producing gold mine in Canada: Estimated average annual payable gold production of approximately 265,000 ounces and silver production of 374,000 ounces respectively over an initial 13.2 year mine life.

•	Strong margins support rapid payback and significant free cash flow generation: All in Sustaining Costs (“AISC”) of US$1,188/oz and Cash Costs of US$999/oz rank the Moss Gold Project in the second quartile of the cost curve. The Project forecasts after-tax free cash flow of $4.035 billion over the life of mine (“LOM”) at US$2,750/oz gold and $10.466 billion at the current gold price of US$4,600/oz.

•	Detailed capital and infrastructure costs: Initial capital costs of C$2.001 billion (US$1.493 billion) including contingencies of $303 million and excluding working capital.

•	PEA represents a true base-case scenario at a gold price of US$2,750/oz, silver price of US$35.00/oz, with a clear path to improving economic performance and mine life extension.

•	Potential to improve grade in early years of production by optimizing mine scheduling and utilizing stockpile management, which was not included in the final PEA.
•	Potential for improved processing and metallurgical recoveries through evaluation of a gravity circuit.
•	Potential to increase mine life through additional drilling of mineralized zones both within and immediately adjacent to the Reasonable Prospects of Eventual Economic Extraction (“RPEEE”) open pit shell.

•	Updated Mineral Resource Estimate for Moss Gold Deposit – improved geological model and resource confidence.

•	Indicated Resources of 2.125 Moz Au at 1.03 g/t Au, 3.160 Moz Ag at 1.53 g/t Ag contained within 64.3 Mt.
•	Inferred Resources of 3.910 Moz Au at 0.97 g/t Au, 6.273 Moz Ag at 1.55 g/t Ag contained within 125.9 Mt.
•	73% increase in Indicated ounces following newly completed structural and lithological models and 2025 drilling.
•	Ten primary shear corridors contain 55% of resource within the Moss Deposit.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

•	Updated Mineral Resource Estimate for East Coldstream Deposit – not currently included in the PEA.

•	Indicated Resources of 0.333 Moz Au at 1.09 g/t Au contained within 9.5 Mt.
•	Inferred Resources of 0.299 Moz Au at 1.06 g/t Au contained within 8.8 Mt.

The Company’s 2026 drill program of 160,000 meters is currently underway. It is fully funded and has a clearly defined objective of advancing the Moss Gold Project on three fronts: 1) resource expansion through stepout drilling, 2) resource conversion through infill drilling to upgrade Inferred resources to the Indicated category in support of project development, and 3) exploration drilling at near-deposit targets with the potential to define additional open pit and underground mineable styles of mineralization.

In addition, the 2026 exploration program will look to advance the surface exploration along three 10km-long mineralized trends located southwest of the Moss Gold Deposit. The program will include a ground-based induced polarization geophysical survey and a systematic geochemical survey. This program will focus on: 1) discovering additional gold prospects along trend and to the southwest of the Moss Deposit; 2) continued evaluation of the Deaty Trend where the Company made an initial discovery in 2025; and 3) evaluating the high-grade Ardeen Trend, which hosts high-grade vein mineralisation at the historic Ardeen gold mine.

Drilling results received to date covering 145 drill holes (41,844 meters) from grade control, infill and expansion drilling at Moss, as well as scout drilling at Bunker, were reported in news releases dated June 30, 2026, June 2, 2026, May 20, 2026, May 13, 2026, April 28, 2026, April 13, 2026, April 6, 2026, March 3, 2026, February 24, 2026, February 5, 2026 and January 30, 2026 (found on SEDAR+ and the Company’s website).

Huronian Project

On September 30, 2025, the Company entered into a definitive arrangement agreement with Kesselrun, pursuant to which the Company agreed to acquire all the issued and outstanding common shares of Kesselrun. The acquisition provided the Company with a 100% interest in the Huronian Gold Project, located adjacent to and contiguous with the Company’s Moss Gold Project in Northern Ontario. The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.0359 of a Gold X2 common share, representing approximately 4.13% of the Company’s outstanding shares on a post-transaction basis. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest-free bridge loan prior to closing. The acquisition enhances the regional scale and strategic potential of its Northern Ontario gold assets through consolidation of complementary land positions. The Huronian Project carries various NSR royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

The Huronian Gold Project is in the Thunder Bay Mining District in northwestern Ontario, approximately 105 km west of the City of Thunder Bay, and is directly west, and adjacent, to Gold X2’s Moss Gold Project. The Huronian Gold Project is defined by 293 contiguous mineral claims (4,777.0 ha) and four mining patents (404.3 ha). The mineral claim types include both single cell and boundary cell claims. Most of the claims (279 claims or 95%) occur within the Moss Township. The remaining claims extend southward into the northernmost Powell Lake or Nelson Lake areas. The mining patents occur in the central and northern portions of the Huronian Gold Project. The two central patents were granted in 1858 and include mining and surface rights that encompass the area surrounding the historic and past-producing Ardeen Mine.

Kesselrun obtained an early exploration permit for the Huronian Gold Project on August 13, 2025, covering Moss Township and surrounding areas. The permit is on the Winnipeg River watershed and is effective for a period of three years. As exploration activities progress, Gold X2 will apply for additional permits (e.g., a permit to take water and road maintenance permit) for the Huronian Gold Project as required and in association with the host Indigenous communities.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

On October 23, 2025, the Company filed a technical report prepared in accordance with National Instrument 43-101–Standards of Disclosure for Mineral Projects (the “Technical Report“) on the high-grade Huronian Gold Project, a past-producing mine strategically located adjacent to Gold X2’s flagship Moss Gold Project in northwestern Ontario. The Technical Report was prepared by Michael B. Dufresne, M.Sc., P.Geo., and D. Roy Eccles, M.Sc., P.Geol., P.Geo., both independent Qualified Persons as defined by NI 43-101. Information of a scientific or technical nature in respect of the Huronian Gold Project (found on SEDAR+).

The Company will commence exploration on the Huronian Project by mid-year with an IP gradient array survey that will cover the extensions of the Moss Trend and Deaty Trend that have been insufficiently explored because they cover the boundary areas of the Company’s Hamlin Block and the area previously owned by Kesselrun. In addition to a bedrock geochemical survey, exploration will unify the exploration dataset over the newly combined area.

Coldstream Property

On October 28, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) pursuant to which Gold X2 will acquire from the Vendor all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Claims located to the west of the Moss Gold Deposit in the Province of Ontario.

The acquisition resulted in an addition of 939 hectares, further consolidating Gold X2’s land position and enhancing exploration potential across the Shebandowan Greenstone Belt.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the acquisition, the Company will act as the operator of the Coldstream Claims.

Upon completion of the acquisition transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

This area will also be explored as part of the above program over the Huronian Project and Hamlin Block.

Environmental studies

During 2025, CSL Environmental & Geotechnical continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which three were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

On May 8, 2025, the Company signed an Impact Benefit Agreement (“IBA”) term sheet with the Lac des Mille Lacs First Nation. The IBA term sheet sets out the key terms that will guide the negotiation of a future IBA between the Company and Lac des Mille Lacs First Nation.

In 2026, the Company has continued its environmental baseline work to establish and document the existing conditions at the Moss Gold Project.

Quality Assurance and Quality Control

The Company adheres to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practices Guidelines for exploration related activities conducted on all of its properties. Quality Assurance and Quality Control (“QA/QC”) procedures are overseen by the qualified person (“QP”). Gold X2 QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

During 2025, all samples were sent to ALS Geochemistry in Thunder Bay for preparation and analysis was performed in the ALS Vancouver analytical facility. ALS is accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025. Samples were analysed for gold via fire assay with an AA finish (“Au-AA23”) and 48 pathfinder elements via ICP-MS after four-acid digestion (“ME-MS61”). Samples that assayed over 10 ppm Au were re-run via fire assay with a gravimetric finish (“Au-GRA21”).

After an extensive study in 2026, all samples were sent to Paragon Geochemical in Timmins, Ontario for sample preparation. Samples were analysed for gold via PhotonAssay™ (“PA-AU02”) by Paragon’s laboratory in Hamilton, Ontario and then shipped to Activation Laboratories (ActLabs) Ancaster for 60 pathfinder elements via ICP-MS after four-acid digestion (“UT-6”).

ALS, Paragon and ActLabs are accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025.

The results of all analytical quality control programs are evaluated and reported to Gold X2 by Orix Geoscience Inc. Orix is also responsible for importing assays into the Company’s MX Deposit database. Assays are not received and assessed by Gold X2 until they have passed independent audit by Orix.

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). The expenditure commitments in the option agreement were subsequently amended in May 2024. On July 30, 2025, the Company announced it had further amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company. As of the date of this MD&A, all other commitments related to the option agreement have been completed.

The work performed at the Vanguard Project to date consisted of airborne geophysics, mapping, and data compilation. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies. The Company’s focus remains on the Moss Gold Project with very limited work completed at the Vanguard Project during 2026 and 2025.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

During the first quarter of 2025, a remote sensing study was completed by Terrane Geoscience targeting signatures identified by Gold X2 as important for gold mineralization. This work was completed after the renewal date and so the Company let its claims lapse. In the second quarter, the Company staked 381 cell claims covering 7,989 hectares over the primary targets along the Crayfish Fault at a cost of $19,050. The Company also staked 192 cell claims covering 4,026 hectares at a cost of $9,700 along the Greenwater Fault to the south of Moss to facilitate exploration of an untested crustal-scale structure.

The Company’s current focus remains on the Moss Gold Project, and no further field work was completed at the Hillcrest Project during 2026 and 2025.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

Star Lake Project

The Star Lake Property covers 10,540 hectares and is approximately 23 kilometers to the east of the Company’s Moss Gold Project in Northwest Ontario, Canada.

Star Lake hosts one of only four significant gold-in-till anomalies evident in the Ontario Geological Survey’s regional till geochemistry data for the entire Shebandowan greenstone belt. This was initially outlined in the Quetico Reconnaissance Project conducted by Mingold Resources in 1990 and augmented by subsequent explorers. These four clusters of anomalous gold-in-till samples surround the already discovered Moss Gold Project and the historical Ardeen mine, both controlled by Gold X2, the “Eureka Zone” at Delta-1 held by Delta Resources, and the undrilled gold-in-till anomaly at Star Lake held by Sky Gold. There is a fifth single sample anomaly at Kekek, but explorers have not been able to reproduce this anomaly.

The Star Lake till anomaly lies within the till train that lies to the southwest in the direction of glacial flow of the historical Shebandowan Nickel Mine, creating a large area of base metal anomalism. This directed historical exploration to focus on magmatic Ni-Cu-Co-PGE deposits. Sky Gold recognized the underlying gold potential as noted in their press release of April 10, 2024:

“Heavy mineral concentrates from the historic Mingold sampling at Star Lake yielded gold values as high as 5,250 ppb, 1,580 ppb, 1,370 ppb and 1,050 ppb over an area of approximately 3 X 3 kilometres. Delicate, pristine gold grains were also reported at several sample sites, strongly suggesting a local bedrock source for the gold. The high gold values in these samples, also include strongly anomalous pathfinder elements including arsenic, antimony, bismuth, as well as copper, lead and zinc.”

Additional till sampling by Sky Gold helped to define two distinct gold and pathfinder trains, associated with favourable geology and structural features which provide favorable settings for orogenic gold deposits:

•	one mineralized trend runs parallel to an unnamed ENE-trending fault along the contact between intermediate volcanics and the Greenwater granodiorite stock; and

•	a second trend runs parallel to the ENE-trending Tinto Fault along the contact of intermediate volcanics and a gabbroic intrusive body.

Surface prospecting and stripping have yet to discover the source of the gold anomaly.

Gold X2 has commenced its assessment of existing exploration datasets, including a reprocessing of airborne VTEM data collected by Sky Gold. This assessment has concluded that the Company does not need to conduct a ground geophysics survey and can instead conduct a focussed soil sampling program, which will commence in the second half of 2026.

Bluffpoint Project

The Bluffpoint Property was acquired along with the Huronian Project from Kesselrun Resources on September 30, 2025. It covers 9,197 hectares and is approximately 206 kilometers to the north-west of the Company’s Moss Gold Project in Northwest Ontario, Canada.

The Company has evaluated filed reports but has not conducted any fieldwork.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs as at June 30, 2026 and December 31, 2025 and exploration expenditures incurred during the six months ended June 30, 2026 and 2025:

	Moss Gold Project $	Other Projects $	Total $
Exploration and evaluation assets
Balance, December 31, 2024	52,055,250	314,000	52,369,250
Acquisition costs	8,364,527	348,650	8,713,177
Acquisition cost- Coldstream Project	200,000	-	200,000
Acquisition costs – Huronian Project	16,497,028	-	16,497,028
Balance, December 31, 2025	77,116,805	662,650	77,779,455
Additions	9,672	67,623	77,295
Balance, June 30, 2026	77,126,477	730,273	77,856,750

Exploration and evaluation expenditures
Assays	1,195,330	-	1,195,330
Camp and transportation	2,259,409	-	2,259,409
Community	339,391	-	339,391
Consulting and salaries	2,369,765	-	2,369,765
Database management	249,618	-	249,618
Drilling	11,539,616	-	11,539,616
Engineering studies	319,891		319,891
Environmental consulting	3,125,849	-	3,125,849
Geochemistry and geophysics	83,961	-	83,961
Other	84,838	-	84,838
Resource estimate	263,400	-	263,400
Six months ended June 30, 2026	21,831,068	-	21,831,068

Exploration and evaluation expenditures
Assays	1,707,282	-	1,707,282
Camp costs	826,190	-	826,190
Consulting and salaries	2,319,847	21,676	2,341,523
Database management	129,920	-	129,920
Drilling	4,247,932	-	4,247,932
Environmental consulting (2)	1,731,396		1,731,396
Geochemistry and geophysics	745,863	-	745,863
Government grant	(200,000)	-	(200,000)
Other costs	743,076	-	743,076
Six months ended June 30, 2025	12,251,506	21,676	12,273,182

(1)	The figures have been restated as a result of a change in accounting policy, see Change of Accounting Policy section below.
(2)	The figures have been reclassified to conform to current period’s presentation and $1,731,396 was reclassified from consulting and salaries to environmental consulting.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

The most significant assets at June 30, 2026 were cash and cash equivalents of $105,564,434 (December 31, 2025 - $12,601,306) and exploration and evaluation assets of $77,856,750 (December 31, 2025 - $77,779,455). Total assets increased to $186,301,209 at June 30, 2026, from $91,745,104 at December 31, 2025, primarily as a result of an increase in cash and cash equivalents of $92,963,128. The Company generated $116,969,409 of cash and cash equivalents from financing activities primarily from the completion of a non-brokered private placement in two tranches in February 2026 for net proceeds of $112,301,560. The Company also generated $4,717,521 from the exercise of stock options, compensation options and warrants. Cash and cash equivalents generated from financing activities was partially offset by $23,200,750 in cash used in operating activities and $805,531 used in investing activities as the Company continued its exploration program at the Moss Gold project.

The Company is in the exploration stage and has no history of revenue generation. As such, continued access to capital markets will impact the Company’s statement of financial position at each reporting period and its ability to realize the value of its assets. Access to capital markets is impacted by regulatory compliance, commodity prices and other risks further described below under Risks and Uncertainties.

Summary of Quarterly Financial Results

The following is a summary of the Company's results for the eight most recently completed quarters:

As at and for the quarter ended	June 30, 2026 $	March 31, 2026 $	December 31, 2025 $	September 30, 2025 $
Loss and comprehensive loss	(14,832,882)	(13,338,985)	(8,331,501)	(7,370,924)
Loss per share	(0.16)	(0.15)	(0.10)	(0.09)
Cash and cash equivalents	105,564,434	117,226,004	12,601,306	25,701,364
Total assets	186,301,209	196,918,427	91,745,104	88,366,785
Shareholders’ equity	156,622,297	165,677,153	85,344,947	81,028,990

As at and for the quarter ended	June 30, 2025 $	March 31, 2025 $	December 31, 2024 $	September 30, 2024 $
Loss and comprehensive loss	(4,686,200)	(5,964,910)	(4,360,955)	(2,977,957)
Loss per share	(0.08)	(0.11)	(0.08)	(0.06)
Cash and cash equivalents	39,554,591	10,474,336	15,379,270	6,226,202
Total assets	93,370,071	64,125,452	69,005,164	59,134,181
Shareholders’ equity	85,677,016	58,543,994	61,512,149	55,976,638

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Exploration expenditures increased during the most recent eight quarters primarily due to a significant increase in the Company’s drilling activities, technical studies, and resource expansion activities at the Moss Gold Project, which drove the overall increase in net loss and comprehensive loss.

•	Stock-based compensation expense increased during the most recent eight quarters, primarily as a result of additional RSUs and stock options vesting over the periods, with higher grant date fair values reflecting the Company’s increased share price.

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Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

Three months ended June 30, 2026

The Company recorded loss and comprehensive loss of $14,832,882 or $0.16 basic and diluted loss per share for the three months ended June 30, 2026, compared to $4,686,200 or $0.08 basic and diluted loss per share for the three months ended June 30, 2025. The increase in loss and comprehensive of $10,146,682 primarily due to:

•	Exploration expenses increased by $5,151,277 to $11,521,360 for the three months ended June 30, 2026, compared to $6,370,083 for the three months ended June 30, 2025. The increase was primarily driven by expanded exploration and resource growth activities at the Moss Gold Project, including increased drilling, environmental baseline studies, higher consulting and salaries and camp costs. During the three months ended June 30, 2026, the Company completed 38,313 m of drilling and incurred $6,431,928 in drilling costs compared to $1,821,620 in drilling costs and completing approximately 8,835 m during the three months ended June 30, 2025.

•	Stock-based compensation increased by $3,303,546 to $4,064,110 for the three months ended June 30, 2026, compared to $760,564 for the three months ended June 30, 2025, primarily due to an increase in the amount of RSUs and stock options vesting during the three months ended June 30, 2026 with higher grant date fair values.

•	Settlement of flow-through share premium liability increased by $1,085,029 to $2,436,452 for the three months ended June 30, 2026, compared to $1,351,423 for the three months ended June 30, 2025. The Company incurred $9,021,457 of qualifying Canadian exploration expenses and derecognized $2,436,452 of its flow-through share premium liability during the three months ended June 30, 2026.

•	Interest income increased by $520,439 to $541,147 during the three months ended June 30, 2026, compared to $20,708 during the three months ended June 30, 2025. The increase is due to higher interest-bearing cash balances during the current three months.

•	Deferred income tax recovery decreased by $2,146,854 to $Nil during the three months ended June 30, 2026, compared to $2,146,854 for the three months ended June 30, 2025. The recovery recognized in 2025 was primarily due to the issuance of 2,083,333 common shares as consideration for the Moss Gold Project acquisition which reduced the related deferred income tax liability. No comparable transaction occurred during the three months ended June 30, 2026.

Six months ended June 30, 2026

The Company recorded loss and comprehensive loss of $28,171,867 or $0.30 basic and diluted loss per share for the six months ended June 30, 2026, compared to $10,651,110 or $0.18 basic and diluted loss per share for the six months ended June 30, 2025. The increase in loss and comprehensive loss of $17,520,757 was primarily due to:

•	Exploration expenses increased by $9,557,886 to $21,831,068 for the six months ended June 30, 2026, compared to $12,273,182 for the six months ended June 30, 2025. The increase was primarily driven by expanded exploration and resource growth activities at the Moss Gold Project, including an increase of $7,291,684 in drilling costs as result of completing 62,074 m of drilling, a $1,443,219 increase in camp costs, and a $1,394,453 increase in environmental consulting costs related to baseline studies.

•	Stock-based compensation increased by $6,044,278 to $7,587,286 for the six months ended June 30, 2026, compared to $1,543,008 for the six months ended June 30, 2025, primarily due to an increase in the amount of RSUs and stock options vesting during the six months ended June 30, 2026 with higher grant date fair values.

•	Consulting fees increased by $630,140 to $1,373,555 for the six months ended June 30, 2026, compared to $743,415 for the six months ended June 30, 2025. The Company incurred higher management, corporate development and investor relations expenditures as a result of an increase in business activity during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

11

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

•	Settlement of flow-through share premium liability increased by $1,305,172 to $4,302,219 for the six months ended June 30, 2026, compared to $2,997,047 for the six months ended June 30, 2025. The Company incurred $17,498,941 of qualifying Canadian exploration expenses and derecognized $4,302,219 of its flow-through share premium liability during the three months ended June 30, 2026.

•	Interest income increased by $758,114 to $895,696 during the six months ended June 30, 2026, compared to $137,582 during the six months ended June 30, 2025. The increase is due to higher interest-bearing cash balances during the current six months.

•	Deferred income tax recovery decreased by $2,445,000 to $Nil during the six months ended June 30, 2026, compared to $2,445,000 to for the six months ended June 30, 2025. The recovery recognized in 2025 was primarily due to the issuance of 2,083,333 common shares as consideration for the Moss Gold Project acquisition which reduced the related deferred income tax liability. No comparable transaction occurred during the six months ended June 30, 2026.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2026, the Company’s current assets exceeded its current liabilities by $78,236,759 (December 31, 2025 – $7,686,851). Current liabilities include a flow-through share premium liability of $21,889,740 (December 31, 2025 – $997,309) which is not repayable in cash. At June 30, 2026, the Company had an accumulated deficit of $111,663,607 (December 31, 2025 – $84,130,597).

Gold X2 currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain.

These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

Base Shelf Prospectus

On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities

12

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

Financings

February 2026 Non-Brokered Private Placement

On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 3,966,667 units of the Company at a price of $5.70 per unit for total gross proceeds of $22,610,000 and 2,777,778 charity flow-through common shares at a price of $7.40 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date of issue to acquire one additional common share at a price of $8.52 per share and were allocated a value of $1,190,000 based on the residual value method. On February 26, 2026, the Company completed the second tranche of a non-brokered private placement and issued 9,832,158 charity flow-through common shares at a price of $7.40 for gross proceeds of $72,738,301. In connection with the non-brokered private placements, the Company paid $3,596,740 of share issuance costs.

The gross proceeds from the sale of the units, flow-through common shares and charity flow-through shares will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project, for general and corporate expenses and for working capital purposes.

June 2025 Bought Deal Private Placement

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	4,385,965 flow-through common shares at a price of $2.28 for gross proceeds of $10,000,000;
•	4,734,848 charity flow-through common shares at a price of $2.64 for gross proceeds of $12,500,000;
•	7,303,764 common shares at a price of $1.86 for gross proceeds of $13,585,000.

The table below summarizes the use of proceeds from the February 2026 and June 2025 financings as at June 30, 2026:

Date of Financing	Gross Proceeds $	Use of Funds	Incurred to June 30, 2026 $	Balance Remaining $
February 2026	93,288,300	Moss Gold Project exploration flow-through eligible spending	14,704,565	78,583,735
February 2026	22,610,000	General, corporate and administrative expenses and working capital to fund ongoing operations	8,060,557	14,549,443
June 2025	22,500,000	Moss Gold Project exploration flow-through eligible spending	16,872,640	5,627,360
June 2025	13,585,000	General, corporate and administrative expenses and working capital to fund ongoing operations	13,585,000	-

13

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

Commitments

As of June 30, 2026, the Company had the following commitments related to its projects:

Moss Gold Project

•	Underlying advanced royalty commitment of $18,125 annually, due quarterly, until the project enters production.

•	Related to the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project, monthly cash payments of $20,000 over a 41-month term, concluding April 2029, and the issuance of common shares on May 1, 2029, having a total value of $300,000 up to a maximum of 1,176,470 shares.

Vanguard Project

•	Required remaining expenditures of $4,989,000 on the Vanguard Project, which may be incurred at any time, at the sole discretion of the Company.

Coldstream Project

•	Required a cash payment of $200,000 on the Coldstream Project on or before October 20, 2026.

Star Lake Project

•	Stage 1 – Acquisition of 50% of the Option Interest: In order to acquire 50% of the Option Interest the Company must: (i) provide $395,200 of assessment credits for the Stare Lake property, which has been provided; (ii) issue Sky Gold shares of Gold X2 having a total value of $37,500 upon receipt of the TSX approval (issued) and another $37,500 at any time prior to Gold X2’s completion of the requirements for the 50% assignment of the interest; (iii) pay the Local Prospector $200,000 in either cash or shares, at the Company’s election and issue the Local Prospector shares of the Company having a total value of $25,000, in each case, by November 14, 2026; and (iv) complete Sky Gold’s exploration spend obligation under the underlying option agreement totaling $1,000,000 on or before March 14, 2028.

•	Stage 2 – Acquisition of 75% of the Option Interest: In order to acquire 75% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $100,000; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

•	Stage 3 – Acquisition of 100% of the Option Interest: In order to acquire 100% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $125,000 and pay Sky Gold $250,000 in cash; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

•	Exercising the Option: Upon acquiring 100% of the Option Interest, the Company may exercise its option to acquire the Star Lake property by issuing the Local Prospector that number of the Company’s shares having an aggregate value equal to the value of 125,000 shares of Sky Gold, determined as of the issuance date. Upon completion of the acquisition, the Local Prospector will retain a 2% NSR royalty on the Star Lake property and the Company will retain Sky Gold’s rights under the Option Agreement to purchase the NSR royalty from the Local Prospector in full for $3M. Additionally, the Company will be required to make minimum and advance royalty payments to the Local Prospector of $20,000 yearly from 2030-2033.

•	The minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $0.90 per the Company’s share and $0.085 per Sky Gold share. All other terms and conditions of the definitive agreement remain unchanged and in full force and effect.

14

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

As at June 30, 2026, the Company also had the following contractual obligations:

	1 Year	1-3 Years	4-5 Years	Beyond 5 years	Total
Contractual Obligations	$	$	$	$	$
Accounts payable and accrued liabilities	7,084,514	-	-	-	7,084,514
Lease obligations	71,928	66,053	-	-	137,981
Other liabilities	176,689	389,808	-	-	566,677
Total	7,333,131	455,861	-	-	7,789,172

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

	As at
	The date of this MD&A	June 30, 2026	December 31, 2025
Common shares	101,184,808	101,110,096	82,804,213
RSUs (1)	1,510,000	1,501,667	824,167
Stock options (2)	5,036,671	5,069,716	5,700,648
Warrants (2)	3,966,667	3,966,667	168,000
Compensation options (2)	68,649	68,649	269,595

(1)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(2)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

A summary of activity during the six months ended June 30, 2026 up to the date of this MD&A is presented below:

•	On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 3,966,667 units of the Company at a price of $5.70 per unit for total gross proceeds of $22,610,000 and 2,777,778 charity flow-through common shares at a price of $7.40 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date of issue to acquire one additional common share at a price of $8.52 per share and were allocated a value of $1,190,000 based on the residual value method. On February 26, 2026, the Company completed the second tranche of a non-brokered private placement and issued 9,832,158 charity flow-through common shares at a price of $7.40 for gross proceeds of $72,738,301.

•	On March 13, 2026, the Company issued 3,531 shares with a fair value of $37,500 to Sky Gold pursuant to the Star Lake property acquisition agreement.

•	During the six months ended June 30, 2026, 1,315,136 stock options were exercised into common shares at a weighted average exercise price of $3.05 for gross proceeds of $4,013,786.

•	During the six months ended June 30, 2026, the Company issued 41,667 common shares in connection with the vesting of 41,667 RSUs previously granted to a former officer of the Company.

•	During the six months ended June 30, 2026, 168,000 warrants were exercised into common shares at a weighted average exercise price of $0.78 for gross proceeds of $131,040.

•	During the six months ended June 30, 2026, 200,946 compensation options were exercised into common shares at an exercise price of $2.85 for gross proceeds of $572,695.

15

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

•	Subsequent to June 30, 2026, the Company issued 41,667 stock options with an exercise price of $6.72 per share and 8,333 RSUs to a director.

•	Subsequent to June 30, 2026, 74,712 stock options were exercised into common shares at a weighted average exercise price of $2.18 for gross proceeds of $163,075.

RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and Consulting	Share-based compensation	Bonus	Total
Six months ended June 30, 2026	$	$	$	$
Michael Henrichsen, Chief Executive Officer	180,000	263,116	360,000	803,116
Michael Kanevsky, Chief Financial Officer	101,411	193,858	-	295,269
Peter Flindell, Chief Operating Officer	155,000	136,909	-	291,909
Sam Gibson, Vice President Corporate Development	137,502	501,916	-	639,418
Amiel Blajchman, Vice President Sustainability	62,500	110,142	-	172,642
Juciane Gomes, Former Interim Chief Financial Officer	14,000	6,837	-	20,837
Board of Directors	127,500	692,479	-	819,979
Total	777,913	1,905,257	360,000	3,043,170

	Salaries and Consulting	Share-based compensation	Bonus	Total
Six months ended June 30, 2025	$	$	$	$
Michael Henrichsen, Chief Executive Officer	150,000	240,530	-	390,530
Peter Flindell, Chief Operating Officer	140,000	79,965	-	219,965
Sam Gibson, Vice President Corporate Development	109,998	90,766	-	200,764
Marlis Yassin, Former Chief Financial Officer	12,000	8,570	-	20,570
Erica Bergstrom, Former Chief Financial Officer	71,503	70,986	-	142,489
Board of Directors	-	273,167	-	273,167
Former Directors	-	39,137	-	39,137
Sentinel	-	1,980	-	1,980
Total	483,501	805,101	-	1,288,602

16

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

	Salaries and Consulting	Share-based compensation	Bonus	Total
Three months ended June 30, 2026	$	$	$	$
Michael Henrichsen, Chief Executive Officer	90,000	156,455	-	246,455
Michael Kanevsky, Chief Financial Officer	60,000	138,490	-	198,490
Peter Flindell, Chief Operating Officer	77,500	81,684	-	159,184
Sam Gibson, Vice President Corporate Development	68,751	262,790	-	331,541
Amiel Blajchman, Vice President Sustainability	62,500	110,142	-	172,642
Board of Directors	63,750	354,962	-	418,712
Total	422,501	1,104,523	-	1,527,024

	Salaries and Consulting	Share-based compensation	Bonus	Total
Three months ended June 30, 2025	$	$	$	$
Michael Henrichsen, Chief Executive Officer	75,000	110,024	-	185,024
Peter Flindell, Chief Operating Officer	70,000	36,478	-	106,478
Sam Gibson, Vice President Corporate Development	54,998	31,314	-	86,312
Erica Bergstrom, Former Chief Financial Officer	44,003	46,141	-	90,144
Board of Directors	-	129,311	-	129,311
Former Directors	-	18,186	-	18,186
Total	244,001	371,454	-	615,455

Included in accounts payable and accrued liabilities at June 30, 2026 were the following amounts owed to related parties:

•	$31,500 to the Company’s Chief Executive Officer for compensation (December 31, 2025 - $353,476) and $8,707 for travel expenditures (December 31, 2025 - $13,737).
•	$Nil to the Company’s Chief Operating Officer for compensation (December 31, 2025 - $227,345) and $4,845 for travel expenditures (December 31, 2025 - $7,345).
•	$Nil to the Company’s Vice President Corporate Development for compensation (December 31, 2025 - $220,000).
•	$298 to the Company’s Vice President Sustainability for travel expenditures (December 31, 2025 - $Nil).
•	$3,417 to the Company’s Director for director fees (December 31, 2025 - $Nil).

The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to ranges from 3 to 12 months of base pay in the event of their agreements being terminated without cause.

During the six months ended June 30, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of Marlis Yassin, the former Chief Financial Officer. During the six months ended June 30, 2025, the Company incurred related party expenses with Sentinel for administration, corporate and financial reporting services of $15,000. The agreement was in effect until April 30, 2025.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received.

17

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company prepares its financial statements using accounting policies consistent with IFRS as issued by the IASB.

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited consolidated financial statements for the year ended December 31, 2025.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company's risk exposures arising from financial instruments and the impact on the Company's Financial Statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2026 the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and amounts receivable are due from the Canada Revenue Agency; therefore, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At June 30,2026 the Company had cash and cash equivalents of $105,564,434 and accounts payable and accrued liabilities of $7,084,514 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At June 30, 2026, the Company assessed its liquidity risk as low.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2025.

18

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described in this MD&A and refer to risk factors disclosed in the Company’s annual MD&A and annual information form (“AIF”) dated April 23, 2026 and available on SEDAR+ (www.sedarplus.ca) before making an investment decision.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, Hillcrest Project, Huronian Project and an option to earn into the Vanguard Project, Coldstream Project, and Star Lake Project, the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this report.

19

Gold X2 Mining Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2026 and 2025

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.goldx2.com.

20